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17008496

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2017

Washington DC 416

SEC FILE NUMBER
8-51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10350 Ormsby Park Place
(No. and Street)

Louisville (City) KY (State) 40223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Hawley President (502) 587-3843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue, 9th FL (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig A. Hawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public COMMISSION EXP 7-14-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.) (SEC I.D. No. 8-51845) (filed pursuant to Rule 17a-5(e)(3) as a public document)

Statement of Financial Condition
December 31, 2016

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845
(filed pursuant to Rule 17a-5(e)(3) as a public document)

Statement of Financial Condition
December 31, 2016

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

BDO

Tel: +212 885-8000
Fax: +212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Jefferson National Securities Corporation
Louisville, Kentucky

We have audited the accompanying Statement of Financial Condition of Jefferson National Securities Corporation as of December 31, 2016 and the related notes to the statement of financial condition. The Statement of Financial Condition is the responsibility of Jefferson National Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of Jefferson National Securities Corporation at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 24, 2017

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2016	
Assets	
Cash	$ 96,350
Prepaid expenses	2,363
Total Assets	$ 98,713
Commitments, Contingencies and Concentrations of Credit Risk (Note 4)	
Stockholder's Equity:	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
Total Stockholder's Equity	$ 98,713

See accompanying notes to statement of financial condition.

1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that the Company will pay all commissions associated with the issuance of variable contracts on JNL's behalf and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 (e)). Effective April 17, 2015, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company of New York ("JNLNY"). As of this date, the Company entered into a servicing agreement with JNLNY. The JNLNY Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNLNY and JNLNY agrees that it will reimburse the Company for the costs it incurs to distribute these contracts. The JNLNY Distribution Agreement also stipulates that JNLNY may pay, on behalf of the Company, any compensation associated with the issuance of variable contracts (see Note 2 (e)).

The Company's sole sources of revenue are the Paymaster and Distribution Agreements with JNL and the JNLNY Distribution Agreement.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Cash

Cash consists of cash deposited in noninterest-bearing accounts.

(c) Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company has not taken any uncertain tax positions that would require provision of a liability under ASC 740.

(e) Revenue

The Company provided services to JNL and JNLNY during 2016. As noted above, the Company earns service fee revenue directly related to commissions and variable compensation paid on behalf of JNL and JNLNY. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1). The Company recognizes service fee revenues when the associated commissions and other costs have been incurred.

(f) Use of Estimates

Preparation of the financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company's Federal income tax return is consolidated with JNF, JNL, JNLNY, and JNF Advisors, Inc. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

The Company did not have any current or deferred Federal income tax expense.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The Company had tax net operating loss carryforwards of $541,040 that would begin to expire in 2019. The use of these losses was mathematically precluded pursuant to Section 382 of the Internal Revenue Code and thus the Company wrote off the deferred tax asset and associated valuation allowance in accordance with the guidance provided by ASC 740 as of December 31, 2012. The Company did not have any net operating loss or capital loss carryforwards at December 31, 2016.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2016, management is not aware of any contingent liabilities or any future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

5. Related Party Transactions

JNF provides general and administrative services to the Company, and the Company provides broker-dealer services to JNL and JNLNY. For the year ended December 31, 2016, there were no amounts due to the Company from JNL or JNLNY (see Note 1).

At December 31, 2016, there were no amounts due to JNF for general and administrative expenses.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2016, the Company had net capital of $96,350, which was in excess of required net capital.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's percentage of aggregate indebtedness to regulatory net capital was 0% at December 31, 2016.

7. Subsequent Events

On September 28, 2016, JNF announced that it had entered into a definitive agreement to be acquired by Nationwide Life Insurance Company ("NLIC"). Under terms of the agreement, NLIC will purchase all of the stock of JNF, which will become a wholly owned subsidiary of NLIC. Subject to customary closing conditions, including, among others, approvals from the appropriate state and federal regulatory bodies, the transaction is expected to close in early 2017.

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 24, 2017, the date the Company's financial statements were issued. Except for the matters noted above, management has determined that there are no other material events that would require adjustment to or disclosures in the Company's financial statements.